October 26, 2017

Ms. Melissa N. Rocha

Senior Assistant Chief Accountant

Office of Manufacturing and Construction

Division of Corporation Finance

United States Securities and Exchange Commission

Washington D.C. 20549-4631

Re:                             Letter dated October 13, 2017

Primoris Services Corporation

Form 10-K for the fiscal year ended December 31, 2016

Filed February 28, 2017

Form 10-Q for the period ended June 30, 2017

Filed August 8, 2017

Response dated September 21, 2017

File No. 1-34145

Dear Ms. Rocha:

This letter responds to your letter to Primoris Services Corporation (“we”, “us”, or the “Company”), dated October 13, 2017. For your convenience, your comments are shown below in italics, followed by our response to each comment. Our responses correspond to the numbers placed adjacent to the comments in your letter.

Capitalized terms not otherwise defined in this document have the same meanings as given to them in our filings.

Form 10-K for the Year Ended December 31, 2016

Management’s Discussion and Analysis, page 32

1.              We note your response to comment 1 of our letter dated September 5, 2017. We note that the Belton area projects consist of five jobs of which four were in a loss position at December 31, 2016. Your proposed disclosures address the four jobs in a loss position. In order to provide additional insight about whether there remains a risk of additional charges and given that it would appear the factors which resulted in two additional jobs changing into a loss position during the third quarter of 2016 would impact all five jobs, please also provide the following disclosures for this job not currently in a loss position:

•                  Identify the stage of completion;

•                  Disclose the amount of revenues recognized in each period and, if material, discuss the impact of this revenue on your gross margin; and

•                  If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made pursuant to ASC 450-20-50.

Please also refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Management’s Response

As noted in our Response Letter dated September 21, 2017, during the third quarter of 2016, the Company recorded changes to its cost estimates for the Belton area jobs causing the two jobs at the north end of the Belton corridor to change to a projected loss position. This review process involved the performance and expectations for all five jobs. Thus, the same factors that resulted in the third quarter 2016 adjustments for the two northern end jobs were also considered in completing the estimates for the Temple job (the remaining job not in a loss position at December 31, 2016). The Temple job was approximately 47% complete as of December 31, 2016 with substantial completion expected in 2019. Total estimated remaining revenue for the Temple job was $141.4 million. The Company expects the Temple job to remain profitable through completion, subject to the potential changes in estimates discussed in the 2016 Form 10-K risk factors and the “Revenue recognition” discussion in Footnote 2 of the financial statements included in the 2016 Form 10-K. At December 31, 2015, the Temple job was approximately 28% complete, and total revenue recognized for the Temple job in 2015 was $39.3 million. Total revenue recognized for the Temple job in 2016 was $54.5 million. Gross profit as a percent of revenue was 5.5% in 2015 and 4.7% in 2016. The gross profit margin as a percentage of revenues for the job was consistent with gross margins for all Heavy Civil business unit projects for the two years.

At the end of each accounting period, management evaluated the Temple project based on the provision of ASC Topic 605-35-25-85 and 86 and made ongoing estimates of the total expected contract revenue and total expected contract cost at completion. These periodic revisions in estimates are changes in accounting estimates. If the revised estimates indicated that a loss was anticipated, the entire anticipated loss would be recognized in accordance with ASC Topic 605-35-25-45 and 46. In future evaluations of projects, the Company will consider whether a loss contingency needs to be recorded under ASC Topic 450.

The Company intends to expand its disclosure in future periods to include additional information about the Belton jobs that have the potential to materially affect future revenue, gross profit or gross profit as a percentage of revenues. Below we have enhanced the June 30, 2017 disclosures to reflect your comment and these changes will be incorporated into our disclosures in the Form 10-Q for September 30, 2017 and all future filings.

Civil Segment

Revenue increased by $9.5 million, or 8.2%, for the three months ended June 30, 2017, compared to the same period in 2016. Revenue at Primoris I&M increased by $6.5 million primarily as a result of a $13.9 million increase from a methanol plant project in Louisiana, offset by lower revenue at a large petrochemical project in south Louisiana and decreases in maintenance projects in Florida. Primoris Heavy Civil revenue increased by $9.3 million as increases of $20.0 million from TX DOT and $3.4 million from Arkansas DOT projects were partially offset by decreases of $11.0 million from LA DOT projects and a reduction in airport work as newly awarded airport work has yet to begin. Revenue at the Belton area projects was $42.3 million for the second quarter, representing 34% of total Heavy Civil revenue.

Revenue increased by $5.6 million, or 2.3%, for the six months ended June 30, 2017, compared to the same period in 2016 Revenue at Primoris I&M increased by $3.9 million primarily as a result of a $24.8 million increase related to a methanol plant project in Louisiana, partially offset by lower revenue at a large petrochemical project in south Louisiana and decreases in Florida mine work. Primoris Heavy Civil revenue increased by $1.7 million primarily due to increases of $20.1 million from TX DOT and $8.0 million from Arkansas DOT projects, partially offset by decreases of $18.8 million from LA DOT projects. Revenue at the Belton area projects was $79.7 million for the first six months of the year, representing 31% of total Heavy Civil revenue.

Gross profit decreased by $5.2 million for the three months ended June 30, 2017, compared to the same period in 2016. The gross profit decrease was primarily a result of productivity issues on AR DOT and LA DOT projects, partially offset by lower write downs on TX DOT projects. Heavy Civil included $36.5 million of revenue for which no margin was recognized, of which $23.3 million was from the Belton area projects.

Gross profit decreased by $12.9 million for the six months ended June 30, 2017, compared to the same period in 2016. The gross profit decrease was primarily a result of productivity issues on AR DOT and LA DOT projects, partially offset by lower write downs on TX DOT projects. Heavy Civil included $60.6 million of revenue for which no margin was recognized, of which $41.7 million was from the Belton area projects.

Gross profit as a percent of revenue decreased to (4.3%) and (0.9%) during the three and six months months ended June 30, 2017, respectively, from (0.1%) and 4.3% in the same periods in 2016 for the reasons noted above.

The Belton area jobs in a loss position contributed $0.2 million gross profit, and the remaining Belton area job contributed $1.8 million gross profit during the six-month period ended June 30, 2017. At June 30, 2017, the accrued loss provision for the Belton area projects was $6.8 million and estimated remaining revenue for the four jobs in a loss position was $65.7 million. Completion of the jobs is scheduled for the latter half of 2018. At June 30, 2017, estimated revenue for the remaining Belton area job was $105.6 million, with completion of the job scheduled for 2019.

Note 16 — Planned Divestiture of Texas Heavy Civil Business Unit, page F-30:

2.              We note your response to comment 2 of our letter dated September 5, 2017. Given that you no longer intend to divest the Heavy Civil business unit, please confirm that you will reflect the changes in estimates related to this business unit in the tables showing the net impact of changes in contract estimates. Please also confirm that that the provision for estimated losses on uncompleted contracts amounts disclosed on page 37 includes amounts associated with the Heavy Civil business unit.

Management’s Response

The Company confirms that it will reflect the changes in estimates related to the Heavy Civil business unit in the tables showing the net impact of changes in contract estimates in its 2017 Form 10-K since it no longer intends to divest this business unit. The Company also confirms that the provision for estimated losses on uncompleted contracts disclosed on page 37 of the 2016 Form 10-K includes amounts associated with the Texas Heavy Civil business unit.

3.              We note your response to comment 3 of our letter dated September 5, 2017. During the third quarter of 2016, you recorded a goodwill impairment charge pursuant to ASC 350 as the planned divestiture triggered an analysis. Please advise what consideration you gave during the third quarter of 2016 as to whether the long-lived assets of this business unit also should be evaluated for impairment pursuant to ASC 360. In this regard, we note one of the indicators that the carrying amount of an asset group may not be recoverable listed in ASC 360-10-35-21 is the current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed.

Management’s Response

As outlined in ASC Topic 360-10-35-21, the potential divestiture triggered a review of other intangible assets and equipment. As evidenced by the continuing gains on sale of property and equipment, the Company actively participates in construction equipment auctions and reviews equipment fair values in the secondary market. The proposed sale of the Texas Heavy Civil unit included property and equipment with a net book value of $47.1 million, or 16.4% of total Company property and equipment. At the end of third quarter 2016, the Company determined there was no impairment of the equipment included in the proposed sale.

In assigning value to the intangible assets at the end of the third quarter 2016, the Company determined that the proposed sale would have no impact on the value of the tradename (net book of $4.9 million) or the customer relationship ($0.7 million). Both of these assets relate more to the private customer base served by the Industrial and Maintenance business unit rather than the public agency business served by the Heavy Civil business unit. In addition, the majority of the Heavy Civil contracts are awarded through a competitive bid process, and for the Texas Heavy Civil unit virtually all bids are awarded to the lowest price bidder. The sale of the Texas Heavy Civil unit would not have any impact on the carrying value of the intangible assets.

4.              In light of the offers received for the purchase of the Texas Heavy Civil business, the results of your civil reportable segment for the three and six months ended June 30, 2017 which appear to be negatively impacted by the Primoris Heavy Civil business unit, the management changes noted in your response, as well as the shift in the primary focus of this business unit as noted in your response, please help us further understand how you determined that none of the impairment indicators outlined in ASC 350-20-35-3 existed in the six month period ended June 30, 2017. In addition, to the extent it is determined that this reporting unit is at risk of failing step one of the impairment test pursuant to ASC 350, please disclose the following in regards to this reporting unit:

•                  The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•                  The amount of goodwill allocated to the reporting unit;

•                  A description of the methods and key assumptions used and how the key assumptions were determined;

•                  A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•                  A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC’s Codification of Financial Reporting Policies for guidance.

Management’s Response

At June 30, 2017, the Company evaluated the impairment indicators outlined in ASC Topic 350-20-35-3C and determined that none of the indicators would suggest it is more likely than not that the fair value of the Civil reporting unit is less than its carrying amount. At June 30, 2017, the following specific factors from ASC Topic 350-20-35-3 were potentially relevant to the Texas Heavy Civil business:

1.              Cost factors that have a negative impact on earnings and cash flows;

2.              Overall financial performance such as negative or declining cash flows or a decline in actual or planned earnings compared with actual and projected results of relevant prior periods;

3.              Relevant entity-specific events such as changes in management, key personnel or strategy; or

4.              A more-likely-than-not expectation of selling or disposing all, or a portion, of a reporting unit.

In considering these four specific factors, the Company considered the performance of the entire reporting unit, which, includes both the Heavy Civil and Industrial and Maintenance business units. The following paragraphs discuss the Company’s position for each of the four factors.

1.              At June 30, 2017, the Company determined that there were no unusual or anticipated cost factors that would have a negative impact on the earnings of the reporting unit.

2.              The Heavy Civil business unit incurred losses for the first six months of 2017, and these losses caused the segment to report a negative gross margin for the same period. However, as stated on the August 8, 2017 earnings call, the Company expects that the Heavy Civil business unit will operate at close to a break-even level for the second half of 2017, and that the segment will show a profit for the year. The overall financial performance of the segment is not expected to decrease and projected results anticipate a significant improvement over relevant prior periods. Note that for the six-month period ending June 30, 2017, the Belton area jobs contributed $2.0 million of positive gross profit.

3.              As discussed in our Response Letter dated September 21, 2017, the Company made significant changes in the management of the Heavy Civil business unit. The new management is operating under more stringent bidding rules for public agency heavy civil projects, and it has increased the focus of the business unit on airport and port projects. These changes are intended to increase the profitability of the Heavy Civil business unit which would increase the fair value of the reporting unit. There has been no change in the basic strategy of the unit; the focus has been on improving execution.

4.              As discussed in our Response Letter dated September 21, 2017, the Company determined that the offers received for the purchase of the Texas Heavy Civil business only reflected the net book value of the assets being sold and did not reflect a reasonable allocation of potential risk or potential claim recovery available over the course of the completion of the Belton projects. The Company believed these offers did not value the business as a going concern with long-term value. The decision to continue to own and operate the business did not change any of the input information used to perform the impairment analysis in the third quarter of 2016; thus, there was no impact on carrying value as a result of not completing the sale transaction.

The Company concluded that none of the impairment indicators outlined in ASC 350-20-35-3 existed for the six month period ended June 30, 2017, and that it was more likely than not that the reporting unit would pass step one of the impairment test pursuant to ASC Topic 350.

If at a future date the Company determined that the reporting unit were at risk of failing step one of the impairment test pursuant to ASC Topic 350, the Company would enhance its disclosure to discuss the following items:

•                  The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•                  The amount of goodwill allocated to the reporting unit;

•                  A description of the methods and key assumptions used and how the key assumptions were determined;

•                  A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•                  A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

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General

The Company acknowledges that:

1.                                      The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

2.                                      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.                                      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that we have responded to the questions and issues that you addressed in your letter. Please contact me at (214) 740-5602 if you have any further questions or comments.

Very truly yours,

/s/ Peter J. Moerbeek
Peter J. Moerbeek
Executive Vice President,
Chief Financial Officer and Director